Exhibit 1

MAJOR CHINACAST STOCKHOLDER, NED SHERWOOD, ISSUES OPEN LETTER

TO ALL CHINACAST STOCKHOLDERS

- Urges All ChinaCast Stockholders to Vote Today for His Independent Board Nominees on the GREEN Card

NEW YORK, January 4, 2012 – Ned Sherwood, a major stockholder of ChinaCast Education Corporation (Nasdaq GS: CAST), today issued the following letter to all stockholders of the Company:

Dear Fellow ChinaCast Stockholders:

I encourage all ChinaCast stockholders to ignore CEO Ron Chan’s latest letter, issued today, which in my view is clearly a desperate last-minute attempt to prevent all stockholders – the true owners of ChinaCast – from having a truly independent board of directors. In fact, Mr. Chan’s letter is in my view a six-page compendium of misleading statements, revisionist efforts and thinly veiled threats, most of which I have already addressed in my prior letters to stockholders.

ChinaCast’s current board of directors consists of seven directors, including two management directors (Ron Chan and Michael Santos) and five non-management directors, including Daniel Tseung and myself. Justin Tang, Steve Markscheid and Hope Ni, who are on Mr. Chan’s slate, have an unblemished record of always voting with management directors. It is my strong belief that only Daniel Tseung and I have voted and acted with independence to protect the stockholders against questionable actions by management directors on the board as currently constituted.

Chan asserts in his letter that somehow “Ned Sherwood” is gaining control of CAST along with Fir Tree. This is obviously totally untrue! If you elect my three independent director nominees – Daniel Tseung, Derek Feng and myself – on the GREEN card, the CAST board will include five out of the seven current directors. In my opinion, it is hard to conceive of how this would be a “change of control” without employing Mr. Chan’s flawed logic and linguistic contortions.

In fact, it is Mr. Chan who has had effective control of the Company with its current board, which includes two management directors and three individuals who in my view are puppet “independent” directors. The election of my three independent nominees will not give me control, but it will take de facto control of the board away from Mr. Chan and place it into the hands of a truly independent board.

Also troubling in Mr. Chan’s latest letter is the reiteration of management’s threats. Mr. Chan points out, as a “fact” helpful to his cause, that “[e]ach of the four executives named in Mr. Sherwood’s proxy statement (Li Wei, X.Y. Jiang, Jim Ma and Donald Gardner), together with Ron Chan, Michael Santos and Tony Sena, have ALL signed a statement that they will not work for a company that is controlled by Ned Sherwood.” I invite Mr. Chan to explain to all stockholders the circumstances surrounding the – we would hope uncoerced – spontaneous signing of this declaration of loyalty towards Mr. Chan by all these executives.

As recently as yesterday, I called and held a meeting of the Compensation Committee of the board to propose a “Retention Bonus Program” for Li Wei, X.Y. Jiang, Jim Ma, Donald Gardner and other unspecified key mainland Chinese CAST managers. I proposed that we approve and announce publicly to the CAST team that each of these key managers (and possibly others) receive a minimum of a one-time bonus of 18 months’ base salary if the manager remains as an employee of a new acquiror of CAST for at least two years after the acquisition. Although the January 10 election will NOT result in a company controlled by “Ned Sherwood,” I thought it would be prudent to potentially allocate between $1 to 2.5 million for retention bonuses for key managers at this critical time in CAST’s history, as a relatively cheap insurance policy to be better positioned to potentially effect a multi hundred-million dollar sale transaction. So far, the Compensation Committee has delayed action on my proposal.

I continue to urge all stockholders to vote with our GREEN proxy card.

The Delaware Chancery Court has provided an opinion on this case worth reviewing by all stockholders. The nation’s leading independent proxy advisory service, ISS, has issued a recommendation that its clients vote on the GREEN proxy card.

Don’t listen to the continued revisionist history in CAST’s latest letter. Now is the time for stockholders to make sure that they have true independent voices in the board room committed to looking out for their best interests.

The ChinaCast annual meeting of stockholders is just days away. Please vote your GREEN proxy card TODAY. If you have any questions or need assistance in voting your GREEN proxy card, please call the firm assisting in the solicitation of proxies, Innisfree M&A Incorporated, toll-free at (888) 750-5834 (banks and brokers call collect at (212) 750-5833).

Thank you for your support,

Ned Sherwood

Important Information

SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY NED SHERWOOD, ZS EDU L.P., ZS EDU GP LLC, ROBERT HORNE AND THE NOMINEES FROM THE STOCKHOLDERS OF CHINACAST EDUCATION CORPORATION (THE “ISSUER”) FOR USE AT THE ISSUER’S ANNUAL MEETING BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. INVESTORS CAN GET THE DEFINITIVE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS, AT NO CHARGE, AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV.

Contact:

Innisfree M&A Incorporated

Scott Winter, 212-750-5833

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